Exhibit 99.1

ReneSola Announces Second Quarter 2013 Results

Record quarterly total shipments of 849 MW

Total revenues of US$377 million

Gross margin of 7.3%

JIASHAN, China, August 30, 2013 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL), a leading brand and technology provider of solar photovoltaic (“PV”) products, today announced its unaudited financial results for the second quarter ended June 30, 2013.

Second Quarter 2013 Financial and Operating Highlights

•	Total solar wafer and module shipments in Q2 2013 were 849.3 megawatts (“MW”), representing an increase of 28.3% from 662.1 MW in Q1 2013.

•	Q2 2013 net revenues were US$377.4 million, representing an increase of 32.8% from US$284.2 million in Q1 2013.

•	Q2 2013 gross profit was US$27.4 million with a gross margin of 7.3%, exceeding the Company’s guidance and up from a gross loss of US$5.6 million with a gross margin of negative 2.0% in Q1 2013.

•	Q2 2013 operating loss was US$16.6 million with an operating margin of negative 4.4%, compared to an operating loss of US$33.4 million with an operating margin of negative 11.8% in Q1 2013.

•	Q2 2013 net loss was US$21.1 million, representing basic and diluted loss per share of US$0.12 and basic and diluted loss per American depositary share (“ADS”), each representing two shares, of US$0.24.

•	Cash and cash equivalents, including restricted cash, totaled $405.8 million as of the end of Q2 2013, a decrease from US$442.7 million as of the end of Q1 2013.

•	Q2 2013 net cash inflow from operating activities was US$65.5 million, compared to net cash inflow of US$4.2 million in Q1 2013.

“We made substantial progress in the second quarter of 2013, and we are very pleased to deliver Q2 results that exceeded our guidance with record shipment volume and a much improved gross margin,” said Mr. Xianshou Li, ReneSola’s chief executive officer. “Our focus on improving our selling prices and enhancing the market profile of our products led to increased shipments and a positive gross margin of over seven percent. In the second quarter, we continued to focus on sales and marketing to build our brand image and introduced our proprietary technology to customers across multiple international markets. We have received positive feedback from customers on the quality of our products and continued to win repeat business. Additionally, we developed new downstream products such as mounting systems and inverters, which have received certification in more than 20 countries so far this year. Despite what remains a challenging macro environment and a fiercely competitive solar industry, we are optimistic our investments will set us up for long-term growth and continued geographic expansion.”

Second Quarter 2013 Results

Solar Wafer and Module Shipments

	2Q13	1Q13	2Q12	Q-o-Q%	Y-o-Y%
Total Solar Wafer and Module Shipments (MW)	849.3	662.1	497.3	28.3%	70.8%
Wafer Shipments (MW)	415.2	335.5	341.0	23.8%	21.8%
Module Shipments (MW)	434.1	326.6	156.3	32.9%	177.7%

The sequential increase in solar product shipments was mainly the result of an increase in demand for the Company’s solar modules, particularly in the United States and Japan.

Net Revenues

	2Q13	1Q13	2Q12	Q-o-Q%	Y-o-Y%
Net Revenues (US$mln)	$377.4	$284.2	$233.0	32.8%	61.9%

Revenues in Q2 2013 increased quarter over quarter due to an increase in the average selling prices ("ASPs") of solar wafers and modules from US$0.22 per watt (“W”) and US$0.61/W, respectively, to US$0.23/W and US$0.63/W, respectively, as well as to an increase in module shipments.

Gross Profit (Loss)

	2Q13	1Q13	2Q12	Q-o-Q%	Y-o-Y%
Gross Profit (Loss) (US$mln)	$27.4	($5.6)	$1.3	-	2007.7%
Gross Margin	7.3%	(2.0%)	0.6%	-	-

The increase in gross profit was mainly due to an increase in module ASPs.

Operating Loss

	2Q13	1Q13	2Q12	Q-o-Q%	Y-o-Y%
Operating Expenses (US$mln)	$44.0	$27.8	$35.9	58.3%	22.6%
Operating Loss (US$mln)	$(16.6)	$(33.4)	$(34.6)	50.4%	52.2%
Operating Margin	(4.4%)	(11.8%)	(14.9%)	-	-

The increase in operating expenses was primarily due to a significant increase in the Company’s research and development (“R&D”) expenses. The increase in sales and marketing expenses was mainly due to an increase in shipping fees and logistics expenses, which were consistent with the increase in solar module shipments.

Foreign Exchange Gain (Loss)

The Company had a foreign exchange loss of US$1.1 million in Q2 2013, compared to a loss of US$3.0 million in Q1 2013. The Company also recognized a US$1.2 million gain on foreign currency derivatives, compared to a gain of US$3.9 million in Q1 2013.

Net Loss Attributable to Holders of Ordinary Shares

	2Q13	1Q13	2Q12
Net Loss (US$mln)	$(21.1)	$(39.0)	$(34.8)
Diluted Loss per Share	$(0.12)	$(0.23)	$(0.20)
Diluted Loss per ADS	$(0.24)	$(0.45)	$(0.40)

Business Highlights

Research and Development

ReneSola increased its R&D investment in Q2 2013 to improve its technology, products, and manufacturing processes. In Q2 2013, the Company continued to invest in the technology and production of modules and wafers, as well as its second-generation Replus microinverter, string inverter, off-grid energy storage systems, and mounting systems.

With regard to solar wafers, the Company’s next generation Virtus A+++ wafer, with an average efficiency of 0.15%-0.20% higher than that of Virtus A++, achieved mass production in Q2 2013. With the new technology, the Virtus A+++ wafer has shown highly concentrated cell efficiency distribution and an improved efficiency rate.

Regarding solar modules, the Company’s ZEP-compatible module, which is easy to install and handle, also achieved mass production. The Company has invested in the development of light PV panels with strengthened frame structures, as well as black-color modules with low working temperatures, which can significantly enhance their efficiency.

ReneSola continues to invest in its second-generation Mirco Replus microinverter, while optimizing the first generation of the model based on firsthand data from its worldwide network of microinverter plants. During the second quarter, the Replus microinverter and string inverter received numerous certifications, including ETL, TÜV SÜD, VED and CE, in many key markets. At the same time, over 70 models of the Company’s LED products have received TÜV certification. The Company has also developed a tile roof system and pitched tin roof system that are expected to receive Australia (AS/NZS 1170) certification and TÜV certification and that are already available for order. The Company’s first off-grid energy storage system model has also been completed and is now available for order.

Recent Business Developments

●	In August 2013, ReneSola announced it has signed a series of agreements to provide Lightsource Renewable Energy Limited, the largest solar energy generator in the United Kingdom, with 69.5 MW of solar modules for installation on solar farms in the United Kingdom.

●	In August 2013, ReneSola announced its modules have officially been tested, certified and listed as approved and compatible products for PanelClaw mounting systems.

●	In August 2013, ReneSola announced the completion of a 2 MW solar PV facility using ReneSola panels in Jamestown, California by San Francisco-based solar developer EcoPlexus Inc.

●	In August 2013, ReneSola announced it will provide 29.1 MW of its high-quality multicrystalline solar modules to Saferay Pte, a large-scale PV power plant installer in Singapore.

●	In August 2013, ReneSola announced it will provide microinverters, string inverters and mounting products to a new client in Pakistan that specializes in the professional management of thermal and renewable power generation assets in Pakistan, India and Africa.

●	In July 2013, ReneSola announced that its string inverter, Replus, had formally obtained certification in Australia, Germany, Denmark, the United Kingdom, France, Spain, Greece, the Netherlands, Belgium, Poland, Portugal, Switzerland, Sweden, Romania, the United States, Canada, Italy, Slovakia, the Czech Republic, Hungary, Sri Lanka and Thailand.

●	In July 2013, ReneSola announced it had been awarded the highest possible credit rating by China Export & Credit Insurance Corporation, a leading provider of export credit insurance, including coverage for the export of high value-added goods, and China's largest and only state-backed insurer.

●	In July 2013, ReneSola announced it had agreed to provide 63 MW of PV modules to Energy Absolute PCL, a leader in the research, development and production of alternative energies in Thailand.

●	In July 2013, ReneSola announced its Polycrystalline Silicon Terrestrial PV Module line had been listed by Underwriters Laboratories as meeting the applicable standards of the Japanese market.

●	In July 2013, ReneSola announced it had agreed to provide Silicon Bank Co., Ltd., a Japan-based commodity trading company that focuses on semiconductor parts and materials, with 12 MW of PV modules.

●	In July 2013, ReneSola announced at the InterSolar North America solar exhibition and conference that it has been upgraded to "Tier 1" status on the prestigious Bloomberg New Energy Finance PV Module Maker Tiering System.

●	In July 2013, ReneSola announced its microinverter, Micro Replus, formally obtained certification in the United States, Canada, Australia, New Zealand, Germany, Denmark and the United Kingdom in the first half of 2013.

●	In July 2013, ReneSola announced the Company restarted production at its Sichuan polysilicon plant on July 1, 2013, following upgrades to its furnaces and hydrochlorination technology.

●	In June 2013, ReneSola announced it provided HI CITY COMMUNITY INTEREST COMPANY, a South Korean non-profit organization commissioned by the Incheon government to manage local utility property, with 45 kilowatts (“kW”) of Virtus II 250 W modules and the Company's mounting system solution for a carport and rooftop pilot PV project in Incheon, South Korea, in May 2013.

●	In June 2013, ReneSola announced the Company would unveil its new line of LED products at euroLED 2013, which was held June 24-25 in Birmingham, UK.

●	In May 2013, ReneSola announced it had agreed to provide Vitec Co., Ltd., a Japan-based seller of semiconductor and electronic components and provider of energy and environmental consulting services for Mega Solar projects, with 10 MW of Virtus II modules.

●	In May 2013, ReneSola announced its Virtus I and Virtus II modules obtained JETPVm certification from the Japan Electrical and Environment Technology Laboratories, a government-designated certification body responsible for factory inspections and product testing of electronic products.

●	In May 2013, ReneSola and Positive Energy, Inc., a residential and commercial solar installer in New Mexico, have announced three 2.5 kW solar grants for non-profit organizations in Las Cruces, Santa Fe and Albuquerque, New Mexico.

Liquidity and Capital Resources

Net cash inflow from operating activities was US$65.5 million in Q2 2013, compared to net cash inflow from operating activities of US$4.2 million in Q1 2013. Net cash and cash equivalents plus restricted cash decreased to US$405.8 million at the end of Q2 2013, compared to US$442.7 million at the end of Q1 2013.

Total debt was US$909.9 million at the end of Q2 2013, compared to US$958.6 million at the end of Q1 2013, excluding US$111.6 million of convertible notes due March 15, 2018, unless repurchased or converted at an earlier date. Short-term borrowings were US$763.6 million at the end of Q2 2013, compared to US$832.8 million at the end of Q1 2013.

Polysilicon Plant Update

In July 2013, the Company’s polysilicon production was temporarily impacted by flooding conditions in Sichuan province. Third quarter polysilicon production output is expected to be in the range of 1100 MT to 1300 MT.

Annual General Meeting of Shareholders (“AGM”)

All shareholder resolutions proposed at the Company’s 2013 AGM held on August 26, 2013 were duly passed, including resolutions to approve an increase in the maximum number of shares the Company is authorized to issue from 500,000,000 shares to 600,000,000 shares and to approve certain amendments to, and a restatement of, the memorandum of association of the Company to provide for future potential issuances of preferred shares, among other things.

Outlook

For Q3 2013, the Company expects total solar wafer and module shipments to be in the range of 730 MW to 750 MW, with solar module shipments expected to be in the range of 430 MW to 450 MW. Q3 revenues are expected to be in the range of US$360 million to US$380 million and gross margin is expected to be in the range of 7% to 9%.

For the full year 2013, the Company expects total solar wafer and module shipments to be in the range of 2.8 GW to 3.0 GW, with solar module shipments expected to be in the range of 1.6 GW to 1.8 GW.

Conference Call Information

ReneSola's management will host an earnings conference call on Friday, August 30, 2013 at 8 am U.S. Eastern Time (8 pm Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S. / International:	+1-845-675-0437
Hong Kong:	+852-2475-0994

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is "ReneSola Call".

A replay of the conference call may be accessed by phone at the following number until September 6, 2013:

International:	+1-646-254-3697
Passcode:	26323994

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola's website at www.renesola.com.

About ReneSola

Founded in 2005, ReneSola (NYSE: SOL) is a leading brand and technology provider of solar PV products. Leveraging its proprietary technologies, economies of scale and technical expertise, ReneSola uses in-house virgin polysilicon and a vertically integrated business model to provide customers with high-quality, cost-competitive products. ReneSola solar modules have scored top PVUSA Test Conditions (PTC) ratings with high annual kilowatt-hour output, according to the California Energy Commission (CEC). ReneSola solar PV modules can be found in projects ranging in size from a few kilowatts to multi-megawatts in markets around the world, including the United States, Germany, Italy, Belgium, China, Greece, Spain and Australia. For more information, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Ms. Juliet Yang

ReneSola Ltd

Tel: 86-21-6280-9180 Ext. 105

Email: ir@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

Email: sol@ogilvy.com

In the United States:

Mr. Justin Knapp

Ogilvy Financial, U.S.

Tel: +1-616-551-9714

Email: sol@ogilvy.com

RENESOLA LTD

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	June 30,	Mar 31,	June 30,
	2013	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	80,306	142,983	314,229
Restricted cash	325,517	299,681	79,939
Accounts receivable, net of allowances for doubtful accounts	272,112	263,737	211,184
Inventories	343,279	292,767	209,765
Advances to suppliers-current	15,126	10,355	26,694
Amounts due from related parties	4,984	9,133	1,358
Value added tax recoverable	39,516	35,271	43,953
Prepaid income tax	6,585	3,011	2,614
Prepaid expenses and other current assets	25,584	27,748	15,056
Project assets	49,527	30,572	18,527
Deferred convertible bond issue costs-current	784	784	784
Derivative assets	1,933	3,417	24
Assets held-for-sale	—	—	6,103
Deferred tax assets-current	2,535	2,856	20,535
Total current assets	1,167,788	1,122,315	950,765

Property, plant and equipment, net	1,148,872	1,123,584	1,003,293
Prepaid land use right	45,800	47,250	48,488
Deferred tax assets-non-current	22,086	17,325	39,195
Deferred convertible bond issue costs-non-current	1,334	1,530	2,118
Advances to suppliers-non-current	5,928	5,928	12,490
Advances for purchases of property, plant and equipment	7,075	6,985	46,305
Other long-term assets	2,757	2,365	10,597
Total assets	2,401,640	2,327,282	2,119,292

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	763,607	832,766	691,065
Accounts payable	718,491	569,391	404,021
Advances from customers-current	80,399	70,067	46,714
Amounts due to related parties	16,133	24,886	9,455
Other current liabilities	177,770	199,620	109,855
Income tax payable	2,552	2,680	2,784
Derivative liabilities	—	131	765
Total current liabilities	1,758,952	1,699,541	1,264,659

Convertible bond payable-non-current	111,616	111,616	111,616
Long-term borrowings	146,271	125,883	130,237
Advances from customers-non-current	10,436	6,168	43,486
Warranty	15,412	12,317	7,006
Deferred gain	37,802	36,527	29,093
Other long-term liabilities	7,406	8,042	12,234
Total liabilities	2,087,895	2,000,094	1,598,331

Shareholders' equity
Common shares	422,207	421,461	420,370
Additional paid-in capital	5,104	5,525	4,666
Retained earnings/(Accumulated losses)	(197,721)	(176,660)	29,862
Accumulated other comprehensive income	83,691	76,376	65,709
Total equity attribute to ReneSola Ltd	313,281	326,702	520,607
Noncontrolling interest	464	486	354
Total shareholders' equity	313,745	327,188	520,961

Total liabilities and shareholders' equity	2,401,640	2,327,282	2,119,292

RENESOLA LTD

Unaudited Consolidated Statements of Income

(US dollar in thousands, except ADS and share data)

	Three Months Ended
	June 30, 2013	Mar 31, 2013	June 30, 2012

Net revenues	377,362	284,165	233,038
Cost of revenues	(349,921)	(289,771)	(231,735)
Gross profit (loss)	27,441	(5,606)	1,303
GP%	7.3%	-2.0%	0.6%

Operating (expenses) income:
Sales and marketing	(17,796)	(12,223)	(7,169)
General and administrative	(11,265)	(15,136)	(11,260)
Research and development	(15,007)	(5,982)	(13,690)
Other operating income (expense), net	55	5,522	(3,539)
Impairment of long-lived assets	—	—	(291)
Total operating expenses	(44,013)	(27,819)	(35,949)

Loss from operations	(16,572)	(33,425)	(34,646)

Non-operating (expenses) income:
Interest income	1,948	1,548	1,264
Interest expense	(13,975)	(13,118)	(12,550)
Foreign exchange loss	(1,078)	(3,011)	(4,523)
Gain(loss) on derivatives, net	1,162	3,865	(669)
Total non-operating expenses	(11,943)	(10,716)	(16,478)
Loss before income tax, noncontrolling interests	(28,515)	(44,141)	(51,124)

Income tax benefit	7,448	5,131	16,321
Net loss	(21,067)	(39,010)	(34,803)

Less: Net loss attributed to noncontrolling interests	(6)	(6)	(16)
Net loss attributed to holders of ordinary shares	(21,061)	(39,004)	(34,787)

Earnings per share
Basic	(0.12)	(0.23)	(0.20)
Diluted	(0.12)	(0.23)	(0.20)

Earnings per ADS
Basic	(0.24)	(0.45)	(0.40)
Diluted	(0.24)	(0.45)	(0.40)

Weighted average number of shares used in computing earnings per share
Basic	172,876,537	172,773,664	172,613,664
Diluted	172,876,537	172,773,664	172,613,664

Unaudited Condensed Consolidated Statement of
Comprehensive Income
(US dollar in thousands)

	Three Months ended
	June 30, 2013	Mar 31, 2013	June 30, 2012

Net loss	(21,067)	(39,010)	(34,803)
Other comprehensive income
Foreign exchange translation adjustment	7,315	1,541	(5,466)
Other comprehensive income	7,315	1,541	(5,466)

Comprehensive loss	(13,752)	(37,469)	(40,269)
Less:comprehensive loss attributable to non-controlling interest	(6)	(6)	(16)
Comprehensive loss attributable to Renesola	(13,746)	(37,463)	(40,253)

RENESOLA LTD

Unaudited Consolidated Statements of Cash Flow

(US dollar in thousands)

	Six Months Ended
	June 30, 2013	June 30, 2012

Cash flow from operating activities:
Net loss	(60,078)	(75,023)
Adjustment to reconcile net loss to net cash (used in) provided by operating activity:
Gain on disposal of land use right	—	(55)
Inventory write-down	680	27,688
Depreciation and amortization	52,218	45,606
Amortization of deferred convertible bond issuances costs and premium	392	392
Allowance of doubtful receivables and advance to suppliers	2,844	(216)
(Gains) losses on derivatives	(5,027)	669
Share-based compensation	335	555
Loss on disposal of long-lived assets	160	742
Gain on disposal of land use right	(4,694)	—
Reversal of firm purchase commitment	—	(2,441)

Changes in assets and liabilities:
Accounts receivables	(63,053)	(102,889)
Inventories	(86,881)	(85,112)
Project assets	(24,779)	(18,772)
Advances to suppliers	8,697	(5,630)
Amounts due from related parties	2,913	9,358
Value added tax recoverable	(3,977)	(2,524)
Prepaid expenses and other current assets	9,806	2,825
Prepaid land use rights	—	80
Proceeds from disposal of land use right	8,201	-
Accounts payable	226,648	168,207
Advances from customers	17,397	(16,089)
Income tax payable	(3,763)	3,972
Other current liabilities	2,606	1,104
Other long-term liabilities	(3,675)	(434)
Accrued warranty cost	4,899	(5,741)
Deferred taxes assets	(9,709)	(21,476)
Provision for litigation	(2,430)	1,781
Net cash provided by (used in) operating activities	69,730	(73,423)

Cash flow from investing activities:
Purchases of property, plant and equipment	(28,611)	(43,938)
Advances for purchases of property, plant and equipment	(30,427)	(40,407)
Cash received from government subsidy	7,984	634
Proceeds from disposal of property, plant and equipment	—	(83)
Changes in restricted cash	(146,848)	(22,264)
Net proceeds from settlement of derivatives	2,782	1,126
Purchases of other long-lived assets	—	(276)
Net cash used in investing activities	(195,120)	(105,208)

Cash flow from financing activities:
Proceeds from bank borrowings	798,196	570,851
Repayment of bank borrowings	(686,976)	(457,993)
Proceeds from exercise of stock options	274	—
Contribution from noncontrolling interests	(36)	224
Net cash provided by financing activities	111,458	113,082

Effect of exchange rate changes	955	739

Net decrease in cash and cash equivalent	(12,977)	(64,810)
Cash and cash equivalent, beginning of year	93,283	379,039
Cash and cash equivalent, end of year	80,306	314,229